Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway
24th Floor
New York, NY 10007
www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

04036476

August 24, 2004

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

RECEIVED
2004 AUG 25 A 9: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information furnished to the Commission under cover of the letter, dated July 29, 2004, from Neal N. Beaton of this firm.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
AUG 27 2004

dlw 8/25

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph R. Manghisi / jfw

Joseph R. Manghisi
Holland & Knight LLP

2203702_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from 1 to 2 below are set out in EXHIBIT A hereto)

1. Report of Amendment to Annual Securities Report dated August 9, 2004

2. Amended Shelf Registration Statement dated August 9, 2004

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Brief Statements of Consolidated Financial Results and Forecasts for the first quarter for the year ended March 31, 2005

2. Press Releases

	Date	Title
1)	08/04/2004 (08/04/2004)	Tobacco Council Concludes Domestic Leaf Tobacco Discussions
2)	08/09/2004 (08/09/2004)	Consolidated Financial Results and Forecasts for the first quarter for the year ended March 31, 2005
3)	08/09/2004 (08/09/2004)	Tobacco Business Results for the first quarter for the year ended March 31, 2005
4)	08/24/2004 (08/24/2004)	JTI-Macdonald Corp. Granted Court Protection to Continue Business

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report of Amendment to Annual Securities Report dated August 9, 2004

   Report of amendment to Annual Securities Report dated June 24, 2004, which has been filed with the Director of Kanto Local Finance Bureau, stating the results for the relevant fiscal year.

2. Amended Shelf Registration Statement dated August 9, 2004

   Amended Shelf Registration Statement in which Report of Amendment to Annual Securities Report of August 9, 2004 was added to the reference information in the Shelf Registration Statement of May 28, 2003 filed with the Director of Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

2005

Brief Statements of Consolidated
First Quarter Financial Results and Forecasts

JAPAN TOBACCO INC.

This document has been translated into English for convenience.
Please refer to the original Japanese version for the official information.

JT

August 9, 2004

BRIEF STATEMENTS OF CONSOLIDATED FIRST QUARTER FINANCIAL RESULTS AND FORECAST WITH RESPECT TO THE YEAR ENDING MARCH 2005

NAME OF THE LISTED COMPANY:	Japan Tobacco Inc. (Code No. 2914)
REGISTERED HEAD OFFICE:	Tokyo
PRESIDENT AND REPRESENTATIVE DIRECTOR:	Katsuhiko Honda
CONTACT:	Hideo Katsuura Executive Vice President Chief Communications Officer Telephone: (81) 3-3582-3111 Facsimile: (81) 3-3582-1441
LISTED STOCK EXCHANGES:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo Stock Exchanges

1. MATTERS RELATING TO THE PREPARATION OF QUARTERLY FINANCIAL INFORMATION

1). APPLICATION OF SIMPLIFIED ACCOUNTING PROCEDURES

The Company applies simplified accounting procedures on income taxes and other accounts, based on accounting procedures for semi-annual financial statements. These quarterly financial statements are unaudited.

2). CHANGES IN ACCOUNTING POLICY

None

3). CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 175 (decreased by 13 companies since March 31, 2004)

Number of Companies applied for the equity method: 8 (decreased by 1 company since March 31, 2004)

The Company started publishing the quarterly financial information from this fiscal year. The quarterly financial information of the corresponding period of the previous fiscal year was prepared for your reference, and also comments on fluctuations have also been presented.

2. RESULTS FOR THE FIRST QUARTER PERIOD

April 1,2004 to June 30, 2004
Amounts are rounded down to the nearest JPY 1 million.

(1) *(Millions of yen unless otherwise indicated)*

FINANCIAL RESULTS	*For the three months ended June 30,*		*For the year ended March 31,*
	2003	2004	2004
Net Sales	JPY 1,247,885	JPY 1,161,070	JPY 4,625,151
Operating Income	78,314	67,495	234,034
Recurring Profit	76,887	65,502	213,599
Net Income (Loss)	(64,165)	43,310	(7,602)
Net Income (Loss) per Share (Yen)	(32,082.81)	22,162.84	(3,966.78)
Diluted Net Income per Share (Yen)	—	—	—

(2) *(Millions of yen unless otherwise indicated)*

FINANCIAL CONDITION	*For the three months ended June 30,*		*For the year ended March 31,*
	2003	2004	2004
Total Assets	JPY 3,145,977	JPY 2,989,982	JPY 3,029,083
Shareholders' Equity	1,547,901	1,533,054	1,507,937
Ratio of Shareholders' Equity (%)	49.2	51.3	49.8
Shareholders' Equity per Share (Yen)	773,950.61	784,491.97	771,516.28

(3) *Millions of yen*

CASH FLOW CONDITION	*For the three months ended June 30,*		*For the Year ended March 31,*
	2003	2004	2004
Cash Flows from Operating Activities	JPY 133,805	JPY 12,463	JPY 334,501
Cash Flows from Investing Activities	(19,100)	147,715	(228,619)
Cash Flows from Financing Activities	(15,503)	(11,965)	(109,334)
Cash and Cash Equivalents, End of the Periods	708,390	749,068	601,661

3. Business Results and Financial Condition

(1) Qualitative information regarding progress in results of operations (consolidated)

Striving to accomplish "JT Plan-V", our medium-term management plan, which we launched in August of this year, we see favorable progress toward bringing it to fruition in the first quarter of this fiscal year.

In the first quarter of this fiscal year, our overseas businesses saw growth in sales volumes for our Global Flagship Brands (GFBs -consisting of Camel, Winston, Mild Seven, and Salem) over the same period in the previous year. However, sales volumes in the domestic tobacco business decreased compared to the same period in the previous year, due to temporary demand prior to pricing revisions that accompanied the increase in the tobacco excise tax taking effect in July of last year; there was no such factor in the first quarter of this fiscal year. This fact had a large downward effect on year-on-year sales volume in the domestic tobacco business. Net sales were ¥1,161.0 billion (down 7.0% over the same period of the previous year), operating income was ¥67.4 billion (down 13.8% over the same period of the previous year), and recurring profit was ¥65.5 billion (down 14.8% over the same period of the previous year). On the other hand, in the same period last year we posted an extraordinary loss of ¥185.0 billion as a one-time charge for recognition of obligations under the Public Official Mutual Assistance Association Law in connection with our change in accounting policy for the obligations. There was no such factor present in the first quarter of this fiscal year, and hence, first quarter net income increased dramatically by ¥43.3 billion against the same period of the previous year (net loss in the same period of the previous year was ¥64.1 billion).

(Tobacco Business)

Alongside the constant overall decline in demand for cigarette products in Japan, the excise taxes on tobacco raised in July last year, further worsened the domestic tobacco business climate. In these market conditions, we are pressing ahead with efforts to increase the value of the domestic tobacco business through the steady implementation of measures from both the perspectives of sales growth strategies and cost structure reforms as presented in our medium-term business plan, "JT Plan-V."

For our sales growth strategies, we are actively introducing new products and expanding the sales area for products that have been sold in limited regions focusing on the growing segments of the 1- milligram -tar, menthol, and premium (higher price range) markets. Together with this, we are conducting aggressive and efficient sales promotion campaigns tailored to market conditions. In the first quarter of this fiscal year we expanded "Cabin Mild Menthol Box" and "Hope Menthol" to nationwide distribution from this May, and we expanded the sales area for "Fuji Renaissance 100's" from this June. Furthermore, we have been carrying out geographically limited marketing of 12 products from eight brands in eight prefectures since this July. These 12 products include four menthol products, nine over-¥300 products, and two D-spec (reduced-odor) products, which use JT's technologies for reducing odors from the tips.

For our cost structure reforms, we are carrying out steady implementation of the various measures presented in "JT Plan-V" for cost structure reform. And we are working to strengthen our ongoing competitiveness strength by making great efforts to reduce costs.

Domestic cigarette sales volumes in the first quarter of this fiscal year decreased by 11.4 billion cigarettes from the same period of the previous year to 54.2 billion cigarettes* (down 17.4% over the same period of the previous year). This was mainly due to the fact that while there was temporary demand prior to pricing revisions that accompanied the increase in tobacco excise taxes taking effect in last July, there was no such factor in the first quarter of this fiscal year. In addition, our 73.0 % market share did not change from the same period in the previous year. Net sales, excluding excise taxes, per thousand cigarettes, increased by ¥90 from the same period in the previous year to ¥3,940, due to several factors, including pricing strategies.

*Note: JT's China Division oversees the Chinese, Hong Kong and Macao markets. Sales for the first quarter of this fiscal year from domestic duty-free shops and the Chinese, Hong Kong and Macao markets, amounted to 1.5 billion cigarettes but are not included in this figures.

In our overseas tobacco business, we have been aggressively pursuing sustained growth from effective marketing activities through JT International S.A., the core of our international operations.

Consequently, the overseas sales volume for cigarettes in the first quarter of this fiscal year increased 1.5 billion cigarettes, up 3.2%, to 48.1 billion cigarettes compared to the same period in the previous year. This was achieved because the growth in GFBs exceeded decreases that accompanied tax increases, price rises, and other factors in some markets. "Winston" made favorable progress in Russia, Ukraine, Turkey, and other countries. Sales volume for GFBs increased 2.4 billion cigarettes, up 8.8%, over the same period of the previous year to 30.0 billion cigarettes, and showed satisfactory growth.

There was growth in sales volumes for GFBs in the overseas tobacco business, but the effect of the decrease in sales volume in the domestic tobacco business had an impact on overall results. Net sales were ¥167.5 billion, down 7.6%, and operating income was ¥64.6 billion, down 21.5% from the same period of the previous year, respectively.

For the overseas tobacco business, results from January to March 2004 were incorporated into the above quarterly net tobacco business results.

(Pharmaceutical Business)

In our pharmaceutical business we are striving to further build up and strengthen our R&D, and together with this, we are pursuing joint R&D with domestic and foreign research institutions and others. At present, we have five drugs in the clinical development pipeline. In July 2003, we obtained exclusive marketing rights in Japan from US-based Gilead Sciences for three anti-HIV drugs. "Viread", one of the three, was launched in April 2004 by our subsidiary Torii Pharmaceutical Co., Ltd. ("Torii"), following our receipt of import approval in March 2004. Currently, we are preparing applications for import approval for the remaining two drugs.

Royalty revenue from our "Viracept" anti-HIV drug declined due to increased competition. We developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere. Net sales increased at Torii despite the influence of price revisions taking effect from April 2004 due to growth in the main products, including, "Urinorm," agent for the treatment of hyperuricemia and gout and "Antebate," topical adrenocortical hormone.

While net sales of Torii increased, "Viracept" royalties declined. As a result, net sales were ¥13.2 billion, down 1.3% over the same period of the previous year. Our R&D expenses decreased, and the amortization of goodwill resulting from the acquisition of Torii concluded in the previous fiscal year. As a result, operating losses declined ¥2.4 billion, to ¥1.2 billion, down 66.5%, from the same period of the previous year.

(Foods Business)

The business value of our foods business has been considerably enhanced by the development and introduction of new products, acquisitions and strengthening of existing sales channels and by flexible operations to meet market demands.

In the processed foods business, we are focusing our efforts on the four product areas of processed frozen foods, seasonings and seasoned foods, bakery items, and chilled foods overseas. We are working to expand the scale of the business and to enhance profitability.

In the beverage business, we are working to steadily expand our business through our vending machine operator subsidiary, Japan Beverages Co., Ltd., and we are striving for greater efficiency in our business as a whole.

The expansion of scale in the processed foods business and the expansion of beverage vending machine sales channels exceeded the decrease in the wholesale channel in the beverage industry. Net sales were ¥65.3 billion, up 6.7% over the same period of the previous year, and operating income came to ¥0.9 billion, up ¥3.1 billion from the same period of the previous year (the operating loss at the end of previous fiscal year was ¥2.1 billion).

(Other Businesses)

We operated other business in an efficient manner. Net sales were ¥14.9 billion down 17.1% and operating income came to ¥3.0 billion, up 69.0% from the same period of the previous year.

We sold shares of three printing-related subsidiaries, namely JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd. in April 2004.

(2) Qualitative Information Regarding Changes in Financial Condition (Consolidated), and others

Cash and cash equivalents increased ¥147.4 billion to ¥749.0 billion from the previous fiscal year. (the balance at the end of the previous year was ¥708.3 billion).

(Cash flow from operating activities)

Net cash provided by operating activities in the first quarter of this fiscal year was ¥12.4 billion (down ¥121.3 billion from the same period of the previous fiscal year). This was mainly due to the stable cash flow generating ability of the domestic tobacco business.

Additionally, the difference from the same quarter last year was mostly due to the increase of unpaid tobacco excise taxes, because of temporary demand according to the price hike following the tax increase effective July 2003.

(Cash flow from investing activities)

Net cash flow provided by investing activities in the first quarter of this fiscal year was ¥147.7 billion (up ¥166.8 billion from the same period of the previous fiscal year). This was due to reclassification to "funds" because of repayments and the like of short term financial investments that have original maturities exceeding three months.

(Cash Flow from financing activities)

Net cash flow used for financing activities in the first quarter of this fiscal year was ¥11.9 billion (down ¥3.5 billion from the same period of the previous fiscal year). This was mainly due to payment of dividends and reductions in short term borrowings.

4. Subsequent events after the first quarter of this fiscal year having a significant effect on financial condition and/or results of operation of the business group.

We established a real estate trust for six large-scale commercial properties owned by the Company (Ion Shinagawa Seaside Shopping Center, Mycal Ibaraki, Joyful Town Okayama, Joyful Town Hadano, Papillon Plaza, and Kamiikedai Tokyu Store). Today (August 9), we transferred the trust beneficiary rights to Frontier Real Estate Investment Corporation.

Gains from this transfer were approximately ¥42.0 billion, and will be posted as an extraordinary profit in the financial results for the fiscal year ending March 2005.

*The above mentioned extraordinary profit was largely taken into account for the forecast of the fiscal year ending March 31, 2005, which was announced on April 28, 2004.

5. Other

In June 2004, the Ministry of Finance sold a portion of the government-held common stock of the Company, which amounted to 289,334 shares. As a result of this sale, the sale of stock that the government is not required to hold has been completed.

(Reference)
Consolidated outlook for the fiscal year ending March 31, 2005
(April 1, 2004 - March 31, 2005)

	Net Sales	Recurring Profit	Net income
Fiscal year ending March 31, 2005	¥4,570,000 million	¥225,000 million	¥78,000 million

(Reference) Estimated net income per share for this fiscal year: ¥39,914.03

[Qualitative Information Regarding "Consolidated Outlook" and Others]

With respect to the Consolidated Outlook for the fiscal year ending March 31, 2005, the company's business is progressing within our estimated range. In addition, the effects from above noted fixed assets transfer, under item 4., has been largely taken into account for our outlook which was originally announced on April 28, 2004. As a result, the forecasted outlook remains unchanged at this point.

*Attachments
Summary of "Quarterly Consolidated Balance Sheet", Summary of "Quarterly Consolidated Statement of Income," Summary of "Quarterly Consolidated Statement of Cash Flow" and "Segment Information".

End

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.
Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

QUARTERLY CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2004 and June 30, 2004

	Millions of yen		
	March 31, 2004	*June 30, 2004*	*Increase/ (decrease)*
ASSETS		(Unaudited)	
	JPY	**JPY**	**JPY**
CURRENT ASSETS:	**1,477,848**	**1,464,109**	**(13,739)**
Cash and deposits	370,816	311,157	(59,659)
Trade notes and accounts receivable	128,538	130,998	2,459
Marketable securities	397,676	461,610	63,934
Inventories	456,501	419,796	(36,704)
Other current assets	127,100	143,015	15,915
Allowance for doubtful accounts	(2,785)	(2,470)	315
FIXED ASSETS:	**1,551,151**	**1,525,806**	**(25,344)**
Property, plant and equipment:	708,221	696,844	(11,376)
Buildings and structures	299,538	293,534	(6,003)
Machinery, equipment and vehicles	142,089	135,067	(7,022)
Land	179,368	178,075	(1,293)
Other	87,224	90,167	2,942
Intangible assets:	610,506	595,047	(15,458)
Goodwill	331,580	326,921	(4,658)
Trademarks	245,598	236,789	(8,809)
Other intangible assets	33,327	31,336	(1,990)
Investments and other assets:	232,423	233,913	1,490
Investments and other assets	238,873	240,374	1,501
Allowance for doubtful accounts	(4,924)	(4,934)	(10)
Allowance for loss on investments	(1,526)	(1,526)	-
DEFERRED ASSETS	**83**	**66**	**(17)**
TOTAL ASSETS	**JPY 3,029,083**	**JPY 2,989,982**	**JPY (39,101)**

	Millions of yen		
	March 31, 2004	*June 30, 2004*	*Increase/ (decrease)*
LIABILITIES		(Unaudited)	
	JPY	**JPY**	**JPY**
CURRENT LIABILITIES:	**756,712**	**705,429**	**(51,283)**
Trade notes and accounts payable	111,678	114,412	2,734
Short-term bank loans	27,593	27,037	(556)
Current portion of long-term borrowings	23,115	21,369	(1,746)
Current portion of bonds	122,000	122,000	-
National tobacco excise taxes payable	86,655	91,178	4,522
National tobacco special excise taxes payable	14,987	15,390	403
Local tobacco excise taxes payable	97,077	98,148	1,070
Income taxes payable	41,433	27,573	(13,860)
Accrued employees' bonuses	36,068	20,450	(15,617)
Other allowances	2,633	2,726	93
Other current liabilities	193,468	165,141	(28,326)
NON-CURRENT LIABILITIES:	**710,609**	**696,263**	**(14,345)**
Bonds	151,500	150,000	(1,500)
Long-term borrowings	56,993	56,167	(825)
Liabilities for retirement benefits	384,118	381,435	(2,683)
Liabilities for retirement benefits for directors and corporate auditors	1,203	888	(315)
Other non-current liabilitites	116,794	107,772	(9,021)
TOTAL LIABILITIES	**1,467,322**	**1,401,692**	**(65,629)**
MINORITY INTERESTS	**53,824**	**55,235**	**1,410**
SHAREHOLDERS' EQUITY:			
COMMON STOCK	**100,000**	**100,000**	**-**
CAPITAL SURPLUS	**736,400**	**736,400**	**-**
RETAINED EARNINGS	**763,770**	**796,563**	**32,793**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**14,185**	**15,367**	**1,181**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**(71,839)**	**(80,697)**	**(8,857)**
TREASURY STOCK	**(34,579)**	**(34,579)**	**-**
TOTAL SHAREHOLDERS' EQUITY	**1,507,937**	**1,533,054**	**25,117**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**JPY 3,029,083**	**JPY 2,989,982**	**JPY (39,101)**

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the three months ended June 30, 2003 and 2004 and for the year ended March 31, 2004

	Millions of yen			
	For the three months ended June 30, 2003	*For the three months ended June 30, 2004*	*Increase/ (decrease)*	*For the year ended March 31, 2004*
	(Unaudited)	(Unaudited)		
NET SALES	**JPY 1,247,885**	**JPY 1,161,070**	**JPY (86,814)**	**JPY 4,625,151**
COST OF SALES	**994,993**	**924,298**	**(70,694)**	**3,684,012**
Gross profit	**252,891**	**236,771**	**(16,119)**	**941,138**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**174,576**	**169,275**	**(5,301)**	**707,104**
Operating income	**78,314**	**67,495**	**(10,818)**	**234,034**
NON-OPERATING INCOME:	**3,719**	**4,168**	**448**	**10,321**
Interest income	347	423	75	1,831
Dividend income	804	846	42	1,410
Foreign exchange gain	1,073	-	(1,073)	-
Other	1,493	2,897	1,404	7,078
NON –OPERATING EXPENSES:	**5,146**	**6,161**	**1,014**	**30,755**
Interest expense	2,011	1,568	(442)	8,143
Foreign exchange loss	-	312	312	5,857
Other	3,135	4,280	1,144	16,755
Recurring profit	**76,887**	**65,502**	**(11,385)**	**213,599**
EXTRAORDINARY PROFIT:	**3,963**	**4,875**	**911**	**29,356**
Gain on sale of property, plant and equipment	3,250	3,473	222	17,217
Other	712	1,401	688	12,139
EXTRAORDINARY LOSS:	**188,254**	**2,599**	**(185,654)**	**250,564**
Loss on sale of property, plant and equipment	103	242	138	4,867
Loss on disposal of property, plant and equipment	1,843	1,345	(498)	10,885
Cumulative effect of change in accounting for mutual assistance association cost	185,095	-	(185,095)	185,095
Other	1,211	1,010	(200)	49,716
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**(107,402)**	**67,778**	**175,181**	**(7,607)**
INCOME TAXES –CURRENT (BENEFIT)	**(45,097)**	**22,602**	**67,700**	**67,487**
INCOME TAXES – DEFERRED	**-**	**-**	**-**	**(72,301)**
MINORITY INTERESTS	**1,860**	**1,865**	**5**	**4,808**
NET INCOME (LOSS)	**JPY (64,165)**	**JPY 43,310**	**JPY 107,476**	**JPY (7,602)**

QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries

For the three months ended June 30, 2003 and 2004 and for the year ended March 31, 2004

	Millions of yen			
	For the three months ended		*Increase/ (Decrease)*	*For the year ended*
	June 30, 2003	*June 30, 2004*		*March 31, 2004*
OPERATING ACTIVITIES:	(Unaudited)	(Unaudited)		
Income (loss) before income taxes and minority interests	JPY (107,402)	JPY 67,778	JPY 175,181	JPY (7,607)
Depreciation and amortization	32,608	30,964	(1,643)	133,227
Gain on sale and disposal of property, plant and equipment	(2,327)	(2,629)	(302)	(5,399)
Amortization of goodwill	1,644	190	(1,454)	6,173
Increase in liabilities for retirement benefits (and accounting change)	185,841	164	(185,676)	147,153
Interest income and dividend income	(1,152)	(1,270)	(118)	(3,242)
Interest expense	2,011	1,568	(442)	8,143
(Increase) decrease in trade notes and accounts receivable	(37,517)	(5,293)	32,224	7,100
Decrease in inventories	47,811	33,399	(14,412)	23,798
Increase (decrease) in trade notes and accounts payable	20,234	5,645	(14,589)	(1,877)
Increase (decrease) in other accounts payable	(18,737)	(21,655)	(2,917)	27,224
Increase in tobacco excise taxes payable	76,499	6,490	(70,008)	18,746
Other, net	(26,804)	(64,243)	(37,439)	49,314
Sub-total	**172,708**	**51,110**	**(121,598)**	**402,753**
Interest and dividend received	1,214	1,357	142	3,227
Interest paid	(1,878)	(1,517)	361	(8,335)
Income taxes paid	(38,239)	(38,486)	(247)	(63,144)
Net cash provided by operating activities	**133,805**	**12,463**	**(121,341)**	**334,501**
INVESTING ACTIVITIES:				
Withdraw time deposits	432	22,365	21,933	1,238
Purchases of marketable securities	(11,014)	(12,394)	(1,380)	(239,562)
Proceeds from sale and redemption of marketable securities	2,131	153,096	150,965	85,722
Purchases of property, plant and equipment	(17,043)	(18,844)	(1,800)	(84,214)
Proceeds from sale of property, plant and equipment	5,085	6,675	1,590	25,288
Purchases of intangible assets	(2,196)	(1,867)	328	(4,982)
Purchases of investment securities	(46)	(1,411)	(1,364)	(225)
Proceeds from sale and redemption of investment securities	3,963	307	(3,655)	14,859
Other, net	(411)	(211)	200	(26,743)
Net cash provided by (used in) investing activities	**(19,100)**	**147,715**	**166,816**	**(228,619)**
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term bank loans	246	(154)	(401)	6,190
Proceeds from issuance of long-term borrowings	150	90	(60)	1,349
Repayment of long-term borrowings	(3,600)	(1,756)	1,843	(59,665)
Dividends paid	(12,000)	(9,771)	2,229	(22,000)
Dividends paid to minority shareholders	(289)	(431)	(141)	(1,788)
Other, net	(10)	58	68	(33,420)
Net cash used in financing activities	**(15,503)**	**(11,965)**	**3,537**	**(109,334)**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**427**	**(806)**	**(1,234)**	**(4,390)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**99,628**	**147,406**	**47,778**	**(7,843)**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**602,644**	**601,661**	**(983)**	**602,644**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF PERIOD	**6,116**	**-**	**(6,116)**	**6,860**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**JPY708,390**	**JPY749,068**	**JPY40,678**	**JPY601,661**

SEGMENT INFORMATION

OPERATIONS BY INDUSTRY SEGMENT

(For the three months ended June 30, 2003) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	1,155,264	13,372	61,229	18,018	1,247,885	-	1,247,885
(2) Intersegment sales	1,701	-	78	9,138	10,918	(10,918)	-
Total	1,156,966	13,372	61,308	27,156	1,258,803	(10,918)	1,247,885
Operating expenses	1,074,663	17,002	63,429	25,345	1,180,440	(10,870)	1,169,570
Operating income (loss)	82,302	(3,630)	(2,120)	1,811	78,363	(48)	78,314

(For the three months ended June 30, 2004) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	1,067,585	13,203	65,352	14,929	1,161,070	-	1,161,070
(2) Intersegment sales	1,127	-	55	7,912	9,095	(9,095)	-
Total	1,068,713	13,203	65,407	22,841	1,170,166	(9,095)	1,161,070
Operating expenses	1,004,093	14,419	64,421	19,780	1,102,715	(9,140)	1,093,574
Operating income (loss)	64,619	(1,215)	986	3,061	67,451	44	67,495

(For the year ended March 31, 2004) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	4,236,920	51,242	250,138	86,850	4,625,151	-	4,625,151
(2) Intersegment sales	6,285	-	338	37,281	43,905	(43,905)	-
Total	4,243,206	51,242	250,476	124,132	4,669,057	(43,905)	4,625,151
Operating expenses	4,004,797	64,081	255,327	112,155	4,436,362	(45,244)	4,391,117
Operating income (loss)	238,408	(12,839)	(4,850)	11,976	232,695	1,338	234,034

NOTE:

1. Operations by industry segment are categorized based on types of products and characteristics.
2. Main products under each category are as follows;
   1) Tobacco — Tobacco products
   2) Pharmaceuticals — Prescription drugs
   3) Foods — Beverages and processed foods
   4) Others — Rent of real estate, leasing, engineering and others
3. The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the three months ended June 30, 2003 and 2004 and for the year ended March 31, 2004.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses)

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
For the three months ended June 30, 2003	25,997	927	1,441	4,537	32,902	(294)	32,608
For the three months ended June 30, 2004	24,722	897	1,220	4,287	31,127	(162)	30,964
For the year ended March 31, 2004	104,754	3,827	6,251	19,009	133,843	(615)	133,227

Goodwill amortization

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the three months ended June 30, 2003	-	1,160	483	-	1,644
For the three months ended June 30, 2004	(21)	-	207	4	190
For the year ended March 31, 2004	-	4,586	1,899	(312)	6,173

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: 81-3-5572-4287

FOR IMMEDIATE RELEASE

Tobacco Council Concludes Domestic Tobacco Leaf Discussions

Tokyo, August 4, 2004 --- The Leaf Tobacco Deliberative Council, chaired by Masayuki Takahashi, today expressed its general agreement with the proposal submitted earlier today by Japan Tobacco Inc. (JT) (TSE: 2914), in which the company plans to ask some domestic tobacco leaf growers, who meet certain age or crop field size criteria, to volunteer to terminate their tobacco cultivation based on their tobacco purchase contracts with JT. The proposal was made aiming to reduce the future risk of domestic leaf tobacco overstock.

Current contractors who are sixty years old or older as of January 1, 2005, or those who have small plots on which to cultivate tobacco[1] will be asked to consider the termination proposal which would include compensation. The decision, which is purely voluntary, rests with the respective tobacco growers.

While total domestic cigarette consumption showed a gradual decline due to several factors such as an aging population and new smoking regulations, the Tobacco Business Law requires JT to purchase all leaf tobacco produced by contracted domestic tobacco growers. A lower consumption of cigarette products will lead to lower use of tobacco leaves, and thus JT decided to address the issue by taking measures to correctly size its leaf tobacco procurement.

JT will work with those growers that continue to cultivate tobacco to ensure greater cost effectiveness and competitiveness of domestic tobacco cultivation.

---

1 Tobacco growers cultivating domestic type leaf tobacco or burley type leaf tobacco who have less than 40 ares of tobacco plot, and those cultivating flue-cured type leaf tobacco with less than 80 ares of tobacco plot.

JT

About The Leaf Tobacco Deliberative Council

The Leaf Tobacco Deliberative Council is an eleven-member advisory body comprised of domestic tobacco grower representatives and independent experts, with the approval of the Minister of Finance, that provide counsel to JT's president. The Council was established under the Tobacco Business Law to discuss plans for cultivation of leaf tobacco in Japan, including grower price and the area set aside for different leaf types. The Council's determinations are incorporated into JT's annual domestic tobacco contract.

# # #

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: 81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Reports Consolidated Fiscal First Quarter Results

Steady progress reported in line with "JT PLAN-V" targets

TOKYO, August 9, 2004 --- Japan Tobacco Inc. (JT) (TSE: 2914) today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2005.

1. Financial Results for the First Quarter that Ended June 30, 2004

- Results showed steady progress of the top-line growth strategy and cost structure reform in the domestic tobacco business, and continuous growth of Global Flagship Brands (GFBs) - Camel, Winston, Mild Seven and Salem - in the international tobacco business, in line with "JT PLAN-V".
- In the domestic tobacco business, JT's market share grew in the all three growing segments, such as the "1-mg Tar", "Menthol" and "¥300 or above" as well as "D-spec", reduced odor cigarettes. As a result, the company maintained its 73.0 percent market share in the first quarter.
- JT's International tobacco business achieved 3.2 percent sales volume increase, driven by 8.8 percent growth in GFB sales volume.
- The company maintains its annual forecast for the fiscal year ending March 31, 2005, originally announced on April 28, 2004.

Net income increased ¥107.4 billion to ¥43.3 billion in profit, mostly due to an accounting policy change, that marked a net loss of ¥64.1 billion as a result of a one-time non-operating charge recognized in the first quarter of last year, related to the company's certain pension obligations.

Last year, in the first fiscal quarter that ended June 30, 2003, tobacco demand in the domestic market boomed ahead of a July 2003 tobacco tax hike, which in turn skewed the results for the first fiscal quarter that just ended. Thus, net sales decreased 7.0 percent to ¥1,161.0 billion compared with the first quarter last year. Operating income, recurring profit, and EBITDA also decreased on account of the abnormally high demand in the same quarter of the previous year.

"I recognized, early on, that the fiscal 2004 year would be an important year in which we must complete the strengthening of our business structure to ensure further profit growth in the future," said Katsuhiko Honda, president and CEO of JT. "The results of this first quarter of the 2004 year showed steady progress for the accomplishing of the targets set up by "JT PLAN-V." I think share decline in the domestic market may be

ending and we accelerate to step up market share in the growing segments, and the international tobacco business continues to gain momentum, driven by steady GFB sales. With that in mind I am now very confident that we'll achieve the "JT PLAN-V" objectives."

➢ **Summary of First Quarter Financial Results (Consolidated)**

Units: Billions of Yen

First Quarter Ended June 30th, 2004	1Q, 2003 (Reference) [A]	1Q 2004 (Actual) [B]	[B] - [A]	Net change (%)
Net sales	1,247.8	1,161.0	-86.8	-7.0
Operating income	78.3	67.4	-10.8	-13.8
Recurring profit	76.8	65.5	-11.3	-14.8
Net Income	-64.1	43.3	107.4	-
EBITDA[1]	112.5	98.6	-13.9	-12.4

* The above figures are all un-audited.

* The company began disclosing quarterly financial results as of this fiscal year. The figures for the same period of the previous fiscal year were prepared for your reference only.

* The figures shown above includes results from the January to March quarter for the international tobacco business.

2. Results by Business Segment

➢ Tobacco Business

Last year, in the first fiscal quarter that ended June 30, 2003, domestic tobacco demand boomed ahead of a July 2003 tobacco tax hike, which in turn skewed the sales results for the fiscal quarter, as a result, primarily due to this abnormal circumstances, net sales for tobacco business decreased by 7.6 percent to ¥1,067.5 billion compared with the same quarter last year. Operating income was down 21.5 percent to ¥64.6 billion, EBITDA for the tobacco business decreased by ¥18.9 billion to ¥89.3 billion respectively.

In our domestic tobacco business, the company aggressively introduced high quality and value-added new products focusing on growing segments through test marketing. In line with this strategy, JT launched six new products in January 2004. In addition, JT launched twelve new products from eight brands in eight prefectures for test marketing beginning in July. As a result of such aggressive marketing strategies, JT gained market share in all three growing segments and also maintained its total market share of 73.0 percent from the same period of last year. On the other hand, as a part of cost structure reforms, JT continued efforts to strengthen the company's cost competitiveness by further consolidating factories and sales offices, and through tireless cost reduction efforts.

---

[1] EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill.

JT

Domestic tobacco sales volume, during the quarter, decreased 17.4 percent to 54.2 billion cigarettes[2], compared with the same quarter in the preceding year, primarily due again to the increased demand in June 2003 ahead of the July 2003 tax hike.

In the international tobacco business, JT international (JTI), the company's international tobacco subsidiary began the year on a strong note. Its GFB sales volume for the quarter that ended March 31, 2004, showed strong growth of 8.8 percent to 30.0 billion cigarettes from the same quarter last year, mainly driven by the growth of Winston in Russia, Turkey and Ukraine. This was in line with JT's international tobacco business strategy of achieving further growth in sales volume, along with related unit price increases, emphasizing the shift to higher priced products represented by GFBs.

The total sales volume of the international tobacco business increased by 3.2 percent to 48.1 billion cigarettes, driven by the growth of GFBs which surpassed the decrease of lower-priced products.

➢ Pharmaceutical Business

JT's net sales for the pharmaceutical business in the first fiscal quarter decreased by 1.3 percent to ¥13.2 billion compared to the same fiscal quarter in the previous year, mainly due to a decline in royalty income from "Viracept®", a JT anti-HIV drug, despite Torii Pharmaceutical Co.,Ltd.'s, a JT subsidiary, sales increases driven by their main products. The operating losses for the business totaled ¥1.2 billion, an improvement of ¥2.4 billion compared to the same period last year, mainly due to a decline in R&D expenses and a decrease of amortization. JT's pharmaceutical business posted ¥0.3 billion loss in EBITDA, which amounted to a ¥1.2 billion improvement from the same quarter last year.

➢ Foods Business

Net sales from the foods business in the first quarter of the fiscal year rose 6.7 percent to ¥65.3 billion compared to the same period of last year, due mainly to increased net sales of processed foods and expansion of vending machine sales channels which exceeded the decline of store channel sales in the beverage business. Operating income amounted to ¥0.9 billion, an improvement of ¥3.1 billion from ¥2.1 billion in operating losses in the same quarter last year, due mainly to increased sales, improved expense execution and phasing of some expenses. EBITDA also increased by ¥2.6 billion to ¥2.4 billion.

➢ Other Businesses

Net sales of JT's other businesses was down 17.1 percent to ¥14.9 billion, however, operating income rose 69.0 percent to ¥3.0 billion, due to the more aggressive measures taken to further improve the efficiency in the business operation. EBITDA also

[2] The domestic tobacco business includes domestic duty-free sales and sales from the "China Division", which includes China, Hong Kong and Macau markets, however, they are not incorporated. Sales volume from both domestic duty-free and the "China Division" totaled 1.5 billion cigarettes for this fiscal quarter.

JT

increased by ¥1.0 billion to ¥7.3 billion. In April 2004, JT transferred its entire share in three printing related subsidiaries to Toppan Printing Co., Ltd.

3. Subsequent Events after April 1, 2004 to Date

On August 9, 2004, JT transferred six retail properties to a trustee, followed by its sale of trust beneficiary interests to Frontier Real Estate Investment Corp. Gains from the sale of the trust beneficiary interests were approximately ¥42 billion, and will be posted as an extraordinary profit in the financial results for the fiscal year ending March 31, 2005. As the sale was taken into account for the outlook announced on April 28, 2004, JT has not revised any earnings forecasts.

4. Others

On June 11, 2004, Japan's Ministry of Finance sold a portion of the government-held shares of Japan Tobacco Inc, which amounted to 289,334 shares through Japanese and international offering. As a result, the Ministry of Finance reduced its holding of JT shares to the minimum level required by law. The Ministry of Finance presently holds fifty percent of JT shares.

5. Forecast for the Year Ending March 31, 2005 (consolidated)

Units: Billions of Yen

	Year ended March 31, 2004 (Actual) [A]	Year ending March 31, 2005 (Forecast) [B]	[B] - [A]
Net sales	4,625.1	4,570.0	- 55.1
Operating income	234.0	234.0	-
Recurring profit	213.5	225.0	11.5
Net income	- 7.6	78.0	85.6
EBITDA	373.4	362.0	- 11.4

JT management forecasts for annual net sales and earnings for the fiscal year ending March 31, 2005, remain unchanged from the announcement originally issued on April 28, 2004.

###

JT

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products , and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: 81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Reports Tobacco Business Results for April – June 2004 Quarter

Domestic business on track, International business steadily growing as planned

TOKYO, August 9, 2004 --- Japan Tobacco Inc. (JT) (TSE: 2914) today announced its domestic and international tobacco results for the quarter that ended June 30, 2004.

1. Domestic tobacco business results for the quarter that ended June 30, 2004

JT's 73.0 percent market share held its ground as it did in the same quarter last year, as a result of the company's aggressive marketing strategy and steady implementation of "D-spec", reduced odor cigarettes.

Last year, in the first fiscal quarter which ended June 30, 2003, tobacco demand boomed ahead of a July 2003 tobacco tax hike, which in turn skewed the sales results for the quarter that just ended. Thus, domestic sales volume decreased by 17.4 percent to 54.2 billion cigarettes in the April to June 2004 quarter compared with the same fiscal quarter last year. However, excluding the factors related to the June 2003 demand increase, the reported sales for the April to June 2004 quarter would be on par or slightly higher than the previous year's fiscal quarter. Net sales per thousand cigarettes, excluding excise tax, increased ¥90 to ¥3,940 from the same period last year.

➢ Domestic quarterly results for the fiscal year ending March 31, 2005

	Apr - Jun
Sales volume (billions of cigarettes)	54.2
Retail price sales[1] (billions of JPY)	748.0
Net sales per thousand cigarettes[2] (JPY)	11,754
Net sales per thousand cigarettes, excluding excise tax [3] (JPY)	3,940
Market share (%)	73.0

- The domestic tobacco business includes domestic duty-free sales and sales from the "China Division",

[1] Retail price sales = sales volume * fixed retail price.

[2] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.

[3] Net sales per thousand cigarettes, excluding excise taxes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000.

JT

which includes China, Hong Kong and Macau markets, however, they are not incorporated into the table shown above.

- Sales volume from both domestic duty-free and the "China Division" totaled 1.5 billion cigarettes for this fiscal quarter, up 0.3 billion cigarettes from the same quarter last year.

(Reference)

➢ Domestic quarterly and full fiscal year results that ended March 31, 2004

	Apr - Jun	Jul - Sep	Oct - Dec	Jan - Mar	Full Fiscal Year
Sales volume (billions of cigarettes)	65.6	47.0	56.4	49.2	218.3
Retail price sales[4] (billions of JPY)	836.1	648.2	777.5	678.9	2,940.9
Net sales per thousand cigarettes[5] (JPY)	10,856	11,732	11,746	11,759	11,478
Net sales per thousand cigarettes, excluding excise tax[6] (JPY)	3,850	3,923	3,934	3,943	3,908
Market share (%)	73.0	72.9	72.7	73.1	72.9

- The domestic tobacco business includes domestic duty-free sales and sales from the "China Division", which includes China, Hong Kong and Macau markets, however, they are not incorporated in the table shown above.
- Sales volume from both domestic duty-free and the "China Division" totaled 5.4 billion cigarettes for the fiscal year that ended March 31, 2004.

2. International tobacco business results for the fiscal half that ended June 30, 2004

In the first fiscal quarter that ended March 31, 2004, JT's international tobacco business had a good start, and in the following April to June quarter, it continued this growing momentum and showed strong sales in the profitable Global Flagship Brands (GFBs) – Camel, Winston, Mild Seven and Salem. This is in line with JT's international tobacco business strategy of achieving further growth in sales volume, along with related unit price increases, emphasizing the shift to the higher priced products represented by GFBs. GFB sales volume for the fiscal half that ended June 30, 2004, achieved continuous growth of 11.0 percent to 62.7 billion cigarettes, mainly driven by further growth of Winston in Russia, Turkey and Italy, Camel in Spain and Italy, and Mild Seven in Taiwan.

4 Retail price sales = sales volume * fixed retail price.

5 Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.

6 Net sales per thousand cigarettes, excluding excise taxes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

Total sales volume increased by 4.8 percent to 101.5 billion cigarettes, driven by the

JT

steady growth of GFBs which surpassed the market size reduction in some markets due to the tax hike which drove the price increases. Net sales, including excise taxes, increased 19.3 percent to US$3,515 million, and net sales, excluding excise taxes, also increased 18.8 percent to US$1,904 million from same period last year. Net sales per thousand cigarettes, excluding excise taxes increased by 13.4 percent toUS$18.8 per thousand cigarettes.

As a result, the EBITDA of JT's international tobacco business achieved growth of 41.5 percent to US$390 million in the fiscal half that ended June 30, 2004. This was mainly due to strong GFB growth, and also includes the benefits of phasing of expenses to the second half of 2004 and the positive effects from foreign exchange rate fluctuations. Therefore JT's 2004 forecast for the international tobacco business remains unchanged from the announcement originally issued on February 9, 2004.

➢ Forecasts for international tobacco business originally announced on February 9, 2004.

	2004 Forecast
Total sales volume (billions of cigarettes)	210.0
GFB sales volume (billions of cigarettes)	125.0
Net sales, including excise tax (millions of US$)	6,980

- EBITDA growth rates expected to be in line or better than those achieved in 2002/03 (up 17.9 percent).

➢ International preliminary results after consolidation adjustment for the quarter that ended June 30, 2004

	Jan - Mar	Apr - Jun (Preliminary)	Total
Total sales volume (billions of cigarettes)	48.1	53.4	101.5
GFB sales volume (billions of cigarettes)	30.0	32.7	62.7
Net sales, including excise tax (millions of US$)	1,708	1,807	3,515
Net sales, excluding	914	990	1,904

excise tax (millions of US$)			
Net sales per thousand cigarettes, excluding excise tax (US$)	19.0	18.5	18.8

- EBITDA for the first half that ended June 30, 2004 was US$390 million.
- Figures from the "China Division", which includes China, Hong Kong and Macau markets, are

JT

not incorporated in the table shown above.

(Reference)

International quarterly and full fiscal year results after consolidation adjustment that ended December 31, 2003

	Jan - Mar	Apr - Jun	Fiscal Half	Jul - Sep	Oct - Dec	Total
Total sales volume (billions of cigarettes)	46.6	50.3	96.8	52.2	49.8	198.8
GFB sales volume (billions of cigarettes)	27.6	28.9	56.5	31.6	29.4	117.5
Net sales, including excise tax (millions of US$)	1,369	1,577	2,946	1,788	1,625	6,358
Net sales, excluding excise tax (millions of US$)	758	844	1,603	974	888	3,465
Net sales per thousand cigarettes, excluding excise tax (US$)	16.3	16.8	16.5	18.7	17.8	17.4

- EBITDA for the first half that ended June 30, 2003 was US$275 million, and totaled US$566 million for the fiscal year that ended December 31, 2003.
- Figures from the "China Division", which includes China, Hong Kong and Macau markets, are not incorporated in the table shown above.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel,

Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products , and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: 81-3-5572-4287

FOR IMMEDIATE RELEASE

JTI-Macdonald Corp. Granted Court Protection to Continue Business

Tokyo, August 24, 2004 – Japan Tobacco Inc. (JT) (TSE: 2914) announced today that its Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC), this month received a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD1.36 billion in duties, penalties and interest in relation to being accused of conducting contraband activities from 1990 to 1998, when the company was called RJR-Macdonald, before it was purchased by JT in 1999.

This Notice of Assessment from the QMR was totally unexpected, issued without any supporting facts, and is extraordinary given that the Ministry demanded almost immediate payment. Considering this, we are disappointed by this action and it is simply not acceptable. This Notice of Assessment would have allowed the QMR to confiscate JTI-MC assets if the full amount was not paid by the August 23 deadline. This possibility would make it difficult to continue business operations as usual. Therefore, in order to ensure business continuity, suspending payment for the Notice of Assessment and avoiding confiscation of JTI-MC assets, JTI-MC filed for the Companies Creditors Arrangement Act - CCAA on August 24 (August 24 Japan time) before the Ontario Superior Court of Justice. Filing the CCAA makes it possible for JTI-MC to continue business operations as usual while its assets are safeguarded.

It is important to note that by filing the CCAA, JTI-MC is by no means acknowledging responsibility for these accusations. JTI-MC filed the CCAA as its best possible choice at this time. In addition, JTI-MC intends to continue taking all possible measures, including legal action to protect its businesses.

Pursuant to the 1999 Purchase Agreement between JT and R.J. Reynolds Tobacco Co. and RJR Nabisco Inc. (collectively, RJR), JT's view is that it will be entitled to seek indemnification from RJR and any successors thereof for any and all damages and expenses incurred or suffered by JT and/or its affiliates, including JTI-MC, arising out of this matter. JT will be exercising such right.

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Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

Supplemental Material

About "Companies' Creditors Arrangement Act (CCAA)"

The "Companies' Creditors Arrangement Act (CCAA)" is a Canadian law, which companies incorporated or conducting business in Canada can apply for when an entity suffers considerable difficulties in its financial position and thus cannot continue its daily business as usual. The CCAA aims to give the company opportunities to restructure and reorganize its business while allowing it to continue day-to-day operations, and thus it does not mean that the company is expecting to go under. There are a number of strong organizations currently reorganizing its business under the CCAA.

Under the CCAA:

- The company will take various measures to reorganize the business where a Monitor will be appointed to monitor the company and report back to the court and to creditors.
- Various actions, including legal proceedings, against the company will be stayed, and the company is allowed to continue its normal business during its reorganization process.
- Once the plan of arrangement is approved by the required majority of creditors in terms of dollar value and number of creditors, the plan will be binding on all classes of creditors with the sanction of the court.

Development of Events *(Canadian Time)*

- August 11: JTI-Macdonald was served with a Notice of Assessment on August 10, issued by the QMR, which demanded the company to pay a total of approximately 1.36 billion Canadian dollars for transactions that occurred between January 1, 1990 and December 31, 1998, when Macdonald was owned by R.J. Reynolds. The due date for payment was September 10.

  * Prior to this notice, the company had not been given notification of the assessment from the Ministry.

- August 11: On the same day, the QMR issued "third party demands" to various wholesalers for JTI-Macdonald, ordering them to pay the Ministry all sums of money payable to JTI-Macdonald.

- August 13: Alleging that JTI-Macdonald may evade tax payments, the QMR obtained a judgement from the Superior Court in Montreal and ordered JTI-Macdonald to pay the sum by August 23.

- August 24: JTI-Macdonald filed for protection under the Company's Creditors Arrangement Act (CCAA) before the Ontario Superior Court of Justice.

About JTI-Macdonald

Company name:	JTI-Macdonald Corp.
President & CEO:	Michael A. Poirier
Headquarters:	Toronto, Province of Ontario, Canada
Business area:	Manufacturing and distribution of tobacco products (cigarettes, RYO, cigars etc.)
Sales volume:	5. 281 billion cigarettes (for the year 2003)
Sales including tax:	798 million Canadian dollars (for the year 2003)
Sales excluding tax:	424 million Canadian dollars (for the year 2003)
Operating income:	123 million Canadian dollars (for the year 2003)
Established in:	1999
Number of employees:	508 (as of September 2003)
Capital:	125 million Canadian dollars
Factory location:	Montreal, Province of Quebec, Canada
Major brands:	Export A, Camel, Winston etc.

Company history:

- 1858: Founded as Macdonald Tobacco
- 1928: Launched "Export A" brand cigarettes
- 1974: Acquired by R.J. Reynolds, then renamed RJR Macdonald Corp.
- 1999: Renamed JTI-Macdonald Corp., following JT's acquisition of RJR International